[China Telecom Corporation Limited Letterhead]

September 14, 2011

Mr. Larry Spirgel,

    Assistant Director,

        Mail Stop 3720,

            Division of Corporation Finance,

                United States Securities and Exchange Commission,

                    100 F Street, N.E.,

                        Washington, D.C. 20549,

                             United States of America.

Re:	China Telecom Corporation Limited Annual Report on Form 20-F

for the Fiscal Year ended December 31, 2010 (File No. 001-31517)

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated August 30, 2011, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2010 (the “Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff’s comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F.

Mr. Spirgel	- 2 -

Report of Independent Registered Public Accounting Firm

1.	Please revise the reports of your independent public accounting firm found on pages 87 and F-2, to include the printed signature of the accounting firm. Refer to Rule 2-02 of Regulation S-X.

We respectfully advise the Staff that KPMG, Hong Kong (“KPMG”), our independent registered public accounting firm, issued and delivered to us respective opinions on the effectiveness of our internal control over financial reporting as of December 31, 2010 and on our consolidated financial statements as of December 31, 2009 and 2010, and for each of the years in the three-year period ended December 31, 2010, prior to the filing of the Form 20-F. Due to a clerical error, the conformed signatures of the opinions were not included in the original filing. We enclose a copy of KPMG’s manually signed opinions referenced above. We respectfully submit to the Staff that an amendment to the Form 20-F only to file the conformed signatures may cause unnecessary investor confusion regarding the nature and scope of the amendment, and that we will ensure the inclusion of the conformed signature of our independent registered public accounting firm in our future filings with the Commission.

Note 2 Significant accounting policies

(y) Segmental reporting, page F-16

2.	We note you state that “the Group has no operating segments.” The company should have at least one operating segment. Please correct this disclosure and advise us.

We respectfully advise the Staff that the Group is an integrated information service provider and manages its telecommunications business as a whole. Accordingly, revising the disclosure from “no operating segments” to “one operating segment” will not affect the information which we have disclosed. In future filings, we will revise the disclosure to “one operating segment”.

3.	We also note that mobile voice and internet access services are increasing in importance in the company’s results of operations. Referring to the guidance in paragraphs 5-10 of IFRS 8, please explain to us how you determine your operating segments. Specifically, please address the extent and nature of your chief operating decision maker’s review of discrete financial information. For example, tell us if your chief operating decision maker regularly reviews financial and operating results (such as net income, revenue and operating expenses) and allocates resources based upon discrete financial information of the mobile voice services and the internet access services.

We respectfully advise the Staff that, although the Company’s mobile voice and Internet access services make increasingly important contribution to the

Mr. Spirgel	- 3 -

Company’s results of operations, this does not affect the determination of its operating segments. The Company manages and operates its telecommunications services as a single business and offers voice and data telecommunications services, including mobile voice and Internet access services, to end use customers over the Company’s network facilities. The Company’s telecommunications services are regulated by the same government authorities, are sold through similar sales channels, and are operated by the same employee base.

In determining its operating segments, the Company considered how its operations are internally reviewed by its chief operating decision maker (“CODM”), the CODM’s approach to managing the business and the guidance in paragraphs 5 to 10 of IFRS 8. Paragraph 5 of IFRS 8 defines that an operating segment is a component of an entity (a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (b) whose operating results are regularly reviewed by the entity’s CODM about resources to be allocated to the segment and assessing its performance, and (c) for which discrete financial information is available.

The Company’s Chairman of the Board of Directors, who is also its Chief Executive Officer, is the CODM. He exercises final decision-making authority with respect to the allocation of resources and the assessment of performance. He reviews consolidated financial and operating results (such as net income, revenues and operating expenses) on a monthly basis and makes decisions based upon such consolidated financial information only. For example, based on the Company’s consolidated financial information, he sets consolidated financial performance targets and other performance metrics and the parameters of the Company’s capital allocation strategy, including budgets for capital expenditures, acquisitions and divestitures, and other key initiatives. He does not make decisions about allocation of resources based upon discrete financial information of the mobile voice service and Internet access service. The only discrete financial information of the mobile voice and Internet access service is revenue amounts.

*  *  *  *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Yu Yao, Associate Manager, by telephone at (+86-10) 5850-1515, by fax at (+86-10) 5850-1504 or by email at yaoyu@chinatelecom.com.cn.

Very truly yours,

/s/ WU Andi
WU Andi Chief Financial Officer
cc:	Robert S. Littlepage
Joseph Cascarano
(Securities and Exchange Commission)

Jian Liang
Yu Yao
(China Telecom Corporation Limited)

Chun Wei
(Sullivan & Cromwell LLP)

Peter Kan
(KPMG)

Mr. Spirgel	- 5 -

Enclosures:

1.	Opinion of KPMG on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010; and

2.	Opinion of KPMG on the Company’s consolidated financial statements as of December 31, 2009 and 2010, and for each of the years in the three-year period ended December 31, 2010.

The Board of Directors and Shareholders of China Telecom Corporation Limited:

We have audited China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Telecom Corporation Limited and subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and Directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, China Telecom Corporation Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 22, 2011 expressed an unqualified opinion on those consolidated financial statements.

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 22, 2011 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.